      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 8, 1997
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                      ACM MANAGED DOLLAR INCOME FUND, INC.
                                (NAME OF ISSUER)

                      ACM MANAGED DOLLAR INCOME FUND, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   000949107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             EDMUND P. BERGAN, JR.
                        ALLIANCE CAPITAL MANAGEMENT L.P.
                          1345 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10105
                                 (212) 969-1000

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
             TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE
                          PERSON(S) FILING STATEMENT)

                               ----------------

                                WITH A COPY TO:

                                BRUCE D. SENZEL
                                SEWARD & KISSEL
                             ONE BATTERY PARK PLAZA
                            NEW YORK, NEW YORK 10004

                                  MAY 8, 1997
                    (DATE TENDER OFFER FIRST PUBLISHED, SENT
                         OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE
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
 TRANSACTION VALUATION                                                         AMOUNT OF FILING FEE
---------------------------------------------------------------------------------------------------
 $98,995,916.94(a)..........................................................        $19,800(b)

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(a) Calculated as the aggregate maximum purchase price to be paid for 7,081,253 shares in the offer, based upon the net asset value per share $13.98 at May 2, 1997.
(b) Calculated as 1/50th of 1% of the Transaction Valuation.

[_]Check box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                                       This Schedule 13E-4,
    Amount Previously Paid: ______________________     including exhibits,

                                                       consists of [   ]
    Form or Registration No.: ____________________     pages. Exhibit index

                                                       appears on page [  ].
    Filing Party: ________________________________

    Date Filed: __________________________________

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

ITEM 1. SECURITY AND ISSUER.

  (a) The name of the issuer is ACM Managed Dollar Income Fund, Inc., a non-diversified, closed-end management investment company incorporated in Maryland (the "Fund"). The address of the principal executive office of the Fund is 1345 Avenue of the Americas, New York, New York 10105.

  (b) The Fund is seeking tenders for 7,081,253 of its issued and outstanding shares of common stock, par value $.01 per share ("Shares"), for cash at a price equal to the net asset value ("NAV") per Share determined as of the close of the regular trading session of the New York Stock Exchange ("NYSE") on June 6, 1997, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 8, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"). The Offer expires at 12:00 Midnight Eastern Time on June 5, 1997, unless extended (The "Expiration Date"). If the Offer is extended beyond June 5, 1997, the purchase price for shares will be equal to their NAV determined as of the close of the regular trading session of the NYSE on the date after the new Expiration Date. A copy of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(ii) and (a)(2)(i) to this statement, respectively.

  Reference is hereby made to the Cover Page, Section 1--"Price, Number of Shares"--and Section 10--"Interest of Certain Related Persons"--of the Offer to Purchase, which are incorporated herein by reference.

  (c) The principal market in which the Shares are traded is the NYSE. Reference is hereby made to the Cover Page and Section 8--"Price Range of Shares; Dividends"--of the Offer to Purchase, which are incorporated herein by reference.

  (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)-(b) Reference is hereby made to Section 7--"Source and Amount of Funds"--of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  Reference is hereby made to Section 2--"Purpose of the Offer, Plans or Proposals of the Fund"--, Section 7--"Source and Amount of Funds"--, Section 8--"Price Range of Shares; Dividends"--, and Section 11--"Certain Effects of the Offer"--of the Offer to Purchase, which are incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

  Reference is hereby made to Section 10--"Interest of Certain Related Persons"--of the Offer to Purchase, which is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

  Reference is hereby made to Section 2--"Purpose of the Offer; Plans or Proposals of the Fund"--, Section 7--"Source and Amount of Funds"--, Section 10--"Interest of Certain Related Persons"--, and Section 11--"Certain Effects of the Offer"--of the Offer to Purchase, which are incorporated herein by reference. Except as set forth therein, the Fund does not know of any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer between the (A) Fund, any executive officer or director of the Fund, or any person controlling the Fund or any executive officer or director of any corporation ultimately in control of the Fund, and (B) any other person, with respect to any securities of the Fund (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The Fund has entered into a Depositary Agreement, dated as of May 8, 1997, with State Street Bank and Trust Company (the "Depositary") to provide certain depositary services in connection with the Offer. For its services, the Depositary will receive a fee of $7,500, $7.50 for each Letter of Transmittal processed, plus reimbursement of its expenses. The Depositary Agreement is filed as Exhibit (c)(2) to this statement, which is incorporated herein by reference.

  No persons have been employed or retained or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 7. FINANCIAL INFORMATION.

  (a)(1) The Fund's audited financial statements for the fiscal years ended September 30, 1996 and September 30, 1995 (the "Audited Financial Statements"), together with the consent of Ernst & Young LLP, the independent auditors of the Fund, are included as part of Exhibit (a)(1)(ii) to this statement, which is incorporated herein by reference in its entirety. For a summary of selected financial information for these fiscal years, and for the six month periods ended March 31, 1997 and March 31, 1996, see Section 9-- "Selected Financial Information"--of the Offer to Purchase, which is incorporated herein by reference.

  (2) Not applicable.

  (3) Certain ratios applicable to the Fund for the fiscal years ended September 30, 1996 and September 30, 1995 are contained in the Audited Financial Statements. Certain ratios applicable to the Fund for these fiscal years and for the six month periods ended March 31, 1997 and March 31, 1996 are set forth in Section 9--"Selected Financial Information"--of the Offer to Purchase, which is incorporated herein by reference.

  (4) The Fund's NAV per Share as of September 30, 1996 is set forth in the Audited Financial Statements for the fiscal year ended September 30, 1996. Such information is also set forth in Section 9--"Selected Financial Information"--of the Offer to Purchase, which is incorporated herein by reference.

  (b) It is not possible for the Fund to predict the number of Shares that will be tendered pursuant to the Offer; accordingly, it is not possible for the Fund to provide pro forma information disclosing the effect of the Offer.

ITEM 8. ADDITIONAL INFORMATION.

  (a) Reference is hereby made to Section 10--"Interest of Certain Related Persons"--of the Offer to Purchase, which is incorporated herein by reference.

  (b)-(d) Not applicable.

  (e) The Offer to Purchase, which is filed as Exhibit (a)(1)(ii) to this statement, is incorporated herein by reference in its entirety.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1)(i) Advertisement printed in The Wall Street Journal.

  (a)(1)(ii) Offer to Purchase.

  (a)(2)(i) Form of Letter of Transmittal.

  (a)(2)(ii) Form W-8.

  (a)(2)(iii) Form of Notice of Guaranteed Delivery.

  (a)(3)(i) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(3)(ii) Form of Letter to Clients of Brokers, Dealers, Commercial Banks,
             Trust Companies and Other Nominees.

  (a)(3)(iii) Questions and Answers, to be Used Only by Brokers, Dealers,
              Commercial Banks, Trust Companies and Other Nominees and by the Depositary.

  (a)(3)(iv) Form of Letter to Stockholders Who Have Requested Information.

  (a)(4)   Text of Press Release dated May 8, 1997.

  (b)      Not applicable.

  (c)(1) Advisory Agreement between ACM Managed Dollar Income Fund, Inc. and Alliance Capital Management L.P. dated October 22, 1993.

  (c)(2) Depositary Agreement between ACM Managed Dollar Income Fund, Inc. and State Street Bank and Trust Company dated as of May 8, 1997.

  (d)-(f)  Not applicable.

                 [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          ACM Managed Dollar Income Fund, Inc.

                                          Name: /s/ Edmund P. Bergan, Jr.
                                                ---------------------------

                                          Title: Secretary
                                                 --------------------------

Dated: May 8, 1997

                                 EXHIBIT INDEX

                                                                       PAGES IN
                                                                     SEQUENTIALLY
   EXHIBIT                                                             NUMBERED
   NUMBER                           EXHIBIT                            ORIGINAL
   -------                          -------                          ------------
 (a)(1)(i)   Advertisement printed in The Wall Street Journal.....
 (a)(1)(ii)  Offer to Purchase....................................
 (a)(2)(i)   Form of Letter of Transmittal........................
 (a)(2)(ii)  Form W-8.............................................
 (a)(2)(iii) Form of Notice of Guaranteed Delivery................
 (a)(3)(i)   Form of Letter to Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees..................
 (a)(3)(ii)  Form of Letter to Clients of Brokers, Dealers,
              Commercial Banks, Trust Companies and Other
              Nominees............................................
 (a)(3)(iii) Questions and Answers, to be Used Only by Brokers,
              Dealers, Commercial Banks, Trust Companies and Other
              Nominees and by the Depositary......................
 (a)(3)(iv)  Form of Letter to Stockholders Who Have Requested
              Information.........................................
 (a)(4)      Text of Press Release dated May 8, 1997..............
 (c)(1)      Advisory Agreement between ACM Managed Dollar Income
              Fund, Inc. and Alliance Capital Management L.P.
              dated October 22, 1993..............................
 (c)(2)      Depositary Agreement between ACM Managed Dollar
              Income Fund, Inc. and State Street Bank and Trust
              Fund dated as of May 8, 1997........................